UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 2012

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ________ to _______

Commission File Number	Name of Registrant, State of Incorporation, Address and Telephone Number	I.R.S. Employer Identification No.
001-32462	PNM Resources, Inc. (A New Mexico Corporation) 414 Silver Ave. SW Albuquerque, New Mexico 87102-3289 (505) 241-2700	85-0468296

PNM RESOURCES, INC.
RETIREMENT SAVINGS PLAN
(Full title of the plan)

PNM Resources, Inc.
(Name of issuer)

414 Silver Ave. SW
Albuquerque, New Mexico 87102-3289
(Address of issuer's principal executive office)

PNM RESOURCES, INC. RETIREMENT SAVINGS PLAN

NOTE: The accompanying financial statements have been prepared in part for the purpose of filing with the Department of Labor's Form 5500. Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants of PNM Resources, Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the PNM Resources, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4(i)-Schedule of Assets (Held at End of Year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MOSS ADAMS LLP

Albuquerque, New Mexico
June 26, 2013

PNM Resources, Inc. Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2012	2011

Investments, at fair value:
Registered investment companies	$416,883,504	$380,186,978
Collective investment trust	55,408,874	50,150,621
PNM Resources, Inc. Common Stock Fund	8,364,493	8,744,264

Total investments	480,656,871	439,081,863

Receivables:
Employer contributions	980,148	1,054,135
Participant contributions	448,992	439,671
Notes receivable from participants	10,536,136	11,044,402
Total receivables	11,965,276	12,538,208

Net assets reflecting investments at fair value	492,622,147	451,620,071

Adjustment from fair value to contract value for fully
benefit-responsive collective investment trust	(2,789,419)	(2,322,295)

Net assets available for benefits	$489,832,728	$449,297,776

The accompanying notes are an integral part of these financial statements.

PNM Resources, Inc. Retirement Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
Additions to net assets:	December 31, 2012
Interest and dividend income from investments	$13,466,380
Net appreciation in fair value of investments (Note 3)	35,591,280
Interest income from notes receivable from participants	613,334
Other income	97,682

Income, net	49,768,676

Contributions:
Participant contributions	18,265,207
Employer contributions	16,426,217

Total contributions	34,691,424

Net additions	84,460,100

Deductions from net assets:
Benefits paid to participants	43,815,173
Administrative and other expenses	109,975

Total deductions	43,925,148

Net increase in net assets available for benefits	40,534,952

Net assets available for benefits, beginning of year	449,297,776

Net assets available for benefits, end of year	$489,832,728

The accompanying notes are an integral part of these financial statements.

PNM Resources, Inc. Retirement Savings Plan
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2012 and 2011
(1) Plan Description
The following description of the PNM Resources, Inc. (“PNMR” or the “Company”) Retirement Savings Plan (the “Plan”) is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

General

The Plan is a defined contribution plan sponsored by the Company covering all employees of the Company and adopting affiliates who meet the eligibility requirements as defined by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is administered by the PNMR Benefits Governance Committee (the “Committee”). The PNMR Corporate Investment Committee has the authority regarding investment oversight for the Plan. The PNMR Services Company Benefits Department also has responsibility for certain aspects of Plan administration.

Eligibility

Employees of the Company and its participating affiliates may participate in the employee deferral portions of the Plan as of the first payroll period after the employee enrolls. An employee becomes eligible to participate in the Company contributions portion of the Plan as of the first day of the payroll period after the employee completes three months of continuous service with the Company or its participating affiliates.

Employees of the Company and its participating affiliates who do not voluntarily elect to enroll in the employee deferral contributions portion of the Plan will be automatically enrolled in the employee deferral contributions portion of the Plan on the first day of the first payroll period after the employee has received notice of automatic enrollment and has been given a reasonable period in which to make an election. If an employee does not want to be automatically enrolled in the employee deferral contributions portion of the plan, the employee must affirmatively elect not to participate.

Contributions and Vesting

Eligible employees may contribute between 1% and 100% of compensation as defined by the Plan, limited by requirements of the Internal Revenue Code (“IRC”). For 2012, the maximum allowable pre-tax or Roth contribution was $17,000. The Plan also allows participants attaining the age of 50 or older by the end of the calendar year to make catch-up contributions in accordance with Section 414(v) of the IRC. The maximum catch-up contribution, either pre-tax or Roth, for 2012 was $5,500.

If an employee is automatically enrolled in the Plan, the Company and its participating affiliates will automatically withhold 3% of the participant's compensation each payroll period and contribute that amount on a before-tax basis to the participant's account in the Plan. All participants' before-tax contributions will be automatically increased by 1% on the first pay date each June until the participant reaches the greater of (1) 100% of available eligible earnings or (2) the maximum amount of before-tax contributions permitted by the IRC unless a participant affirmatively elects to not have the participant's contributions increased.

The Company provides a matching contribution of 75% of the participant's contributions up to 6% of the participant's eligible compensation (maximum Company matching contribution of 4.5%). The Company also contributes the following percentages of the participant's eligible compensation based on the participant's age:

Under 40 years of age	3%
40 - 44 years of age	5%
45 - 49 years of age	6%
50 - 54 years of age	8%
55 years of age or older	10%

PNM Resources, Inc. Retirement Savings Plan
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2012 and 2011

The retirement benefit provided by this Plan is dependent upon the contributions made by the employee, the Company match, and the age based contribution described in the table and the rate of return on the investments. Should an employee not participate in the matching contributions, a retirement benefit will be derived exclusively from the age based contribution made by the Company. Should an employee take full advantage of the matching portions by contributing 6%, a retirement contribution ranging from 13.5% to 20.5%, subject to annual maximums established under the IRC, can be accrued each year along with any investment gain or loss.

Participants are fully vested in their contributions and earnings (losses) thereon. In addition, participants are vested in the Company's contributions to the participant's Plan account as soon as they are made.

Benefits

Upon termination of service for any reason, a participant may elect to receive benefits via a distribution in a lump sum, take installment distributions not to exceed a period longer than his or her life expectancy, direct a rollover of the account balance to another qualified plan or individual retirement account or leave the account in the Plan if the balance is $1,000 or greater.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions, the Company's contributions and the participant's share of the Plan's income and expenses. Allocations are based on participant account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Investment Options

Participants allocate their contributions among various investment options.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum aggregate equal to the lesser of $50,000 or 50% of their account balance. Amortization periods may not exceed five years, except for loans for the purchase of a primary residence, which may be repaid over a longer period of time as determined by the Committee. All loans shall be repaid with a substantially level amortization of both principal and interest on a schedule prescribed by the Committee with payments made at least quarterly. Any loan is secured by 50% of the balance in the participant's account and bears interest at a rate commensurate with the interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances, as determined by the Committee. Outstanding loans at December 31, 2012 have interest rates ranging from 5.75% to 10.75% and mature through November 2022.

Plan Termination

Although it has not expressed any interest to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would continue to be 100% vested in their account balances remaining after the final allocation of expenses and fund profits or losses.

PNM Resources, Inc. Retirement Savings Plan
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2012 and 2011
(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of revenues and expenses during the reporting period, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Income Recognition

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. The net appreciation (depreciation) in fair value of investments includes both realized gains (losses) and unrealized appreciation (depreciation).

Investment Valuation

Investments of the Plan are stated at fair value. See Note 6. Investments in registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units in the collective investment trust (“CIT”) are based upon the CIT's target net asset value of $1 per share at year-end. The Company stock fund is valued at its year-end unit closing price. Purchases and sales are reflected on a trade-date basis.

The CIT is a stable value fund that seeks to provide current and stable income while maintaining a value of $1 per share. The CIT provides for the collective investment of assets of tax-exempt pension and profit sharing plans, primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by bond trusts. Contract value represents contributions made to the CIT, plus earnings, less participant withdrawals. Participants do not have a beneficial ownership in specific underlying securities in the CIT, but have an interest therein represented by units valued as of the last business day of the period.

Notes Receivable from Participants

Participant loans are classified as notes receivable from participants and measured at their unpaid principal balance, plus accrued but unpaid interest at the end of the period.

Risks and Uncertainties

The Plan invests in various investment securities. Investments are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

PNM Resources, Inc. Retirement Savings Plan
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2012 and 2011
Administrative Expenses

The Company and participants share in the administrative expenses of the Plan, except for the administrative costs of the investment funds and loan processing fees that are all paid by the participants.

Payment of Benefits

Benefits are recorded when paid.

Fully Benefit-Responsive Collective Investment Trust

Under GAAP, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to direct or indirect investments in fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits presents the CIT at fair value and an adjustment to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Subsequent Events

GAAP defines subsequent events as events or transactions that occur after the date of the statement of net assets available for benefits but before financial statements are issued or are available to be issued. Based on their nature, magnitude, and timing, certain subsequent events may be required to be reflected at the date of the statement of net assets available for benefits and/or required to be disclosed in the financial statements. The Plan has evaluated subsequent events as required by GAAP.

(3) Investments

Individual investments that represent five percent or more of the Plan's net assets available for benefits at year end are as follows:

	December 31,
	2012	2011

Vanguard Wellington Fund	$57,030,951	$52,706,335
Vanguard Retirement Savings Trust	52,619,455	47,828,327
Vanguard Index Fund	47,097,810	40,392,387
Vanguard PRIMECAP Fund	46,823,713	45,724,654
Vanguard Prime Money Market Fund	45,221,859	49,310,243
PIMCO Total Return Fund	42,565,160	36,007,537
Vanguard Windsor II Fund	26,691,855	25,755,410
American Funds EuroPacific	25,471,702	22,876,799
Vanguard Target Retirement 2025	25,291,735	Not applicable
Vanguard Target Retirement 2015	25,028,826	24,188,987

As of December 31, 2012, the PIMCO Total Return Fund has been moved from the administrative class to the institutional class, the Vanguard Index Fund has been moved from the 500 class to the institutional class, and the American Funds EuroPacific has been moved from the R5 class to the R6 class.

PNM Resources, Inc. Retirement Savings Plan
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2012 and 2011
The Plan's investments appreciated (depreciated) in fair value as follows:

Year Ended
December 31, 2012

Registered investment companies	$34,595,049
PNM Resources, Inc. Common Stock Fund	996,231

$35,591,280

(4) Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated December 31, 2009, that the Plan and the related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

GAAP requires the Plan to evaluate tax positions and recognize tax assets (liabilities) for uncertain tax positions that more likely than not would not be sustained upon examination by the IRS. The Plan has no uncertain tax positions taken or expected to be taken as of December 31, 2012 and 2011. The Plan is subject to routine audits by taxing jurisdictions and is currently under an IRS examination for the year ended December 31, 2009. The Plan administrator believes it is no longer subject to income tax examinations for reporting years prior to December 31, 2008.

(5) Party-in-Interest

The Plan presently holds shares of the Company's stock. Participants are allowed to invest their accounts in the PNMR Common Stock Fund. In addition, the Plan invests in shares of investment funds managed by an affiliate of Vanguard Fiduciary Trust Company (“VFTC”). VFTC acts as the Trustee for only those investments as defined by the Plan. Transactions in these investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

(6) Fair Value Disclosures
GAAP defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value is based on current market quotes as available and is supplemented by modeling techniques and assumptions made by the Plan to the extent quoted market prices are not available.

The Plan determines the fair values of its investments based on the fair value hierarchy established in GAAP, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. GAAP describes three levels of inputs that may be used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. The Plan's Level 2 investments are comprised of units of ownership in the CIT. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the CIT at contract value. Generally, the CIT allows for transfers to funds with similar investment horizons once every 90 days. Direct transfers from the CIT to short-term funds are permitted only during January of each year. Fair values of the investments in the CIT are determined by the Trustee and independently verified by management of the Company. A portion of the CIT represents fully benefit-responsive investments in traditional and alternative investment contracts. Fair values for traditional investment contracts are based on the expected future cash flows of each contract discounted to present value. Fair values for alternative investment contracts are based on the aggregate market values of the underlying investments. The Plan has no Level 3 investments. Transfers between investment levels are recognized at the end of the period. The Plan had no transfers between levels during the year ended December 31, 2012.

PNM Resources, Inc. Retirement Savings Plan
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2012 and 2011
Investments measured at fair value consisted of the following types of investments, classified according to the fair value hierarchy:

	Total	Level 1	Level 2
December 31, 2012
Registered investment companies:
Growth	$70,335,027	$70,335,027	$—
Value	26,691,855	26,691,855	—
Balanced	57,030,951	57,030,951	—
Fixed income	42,565,160	42,565,160	—
Index	47,097,810	47,097,810	—
Target retirement	102,469,140	102,469,140	—
Foreign equities	25,471,702	25,471,702	—
Money market	45,221,859	45,221,859	—
Total registered investment companies	416,883,504	416,883,504	—
Collective investment trust - stable value	55,408,874	—	55,408,874
PNM Resources, Inc. Common Stock Fund	8,364,493	8,364,493	—
Total investments measured at fair value	$480,656,871	$425,247,997	$55,408,874

December 31, 2011
Registered investment companies:
Growth	$68,280,098	$68,280,098	—
Value	25,755,410	25,755,410	—
Balanced	52,706,335	52,706,335	—
Fixed income	36,007,537	36,007,537	—
Index	40,392,387	40,392,387	—
Target retirement	84,858,169	84,858,169	—
Foreign equities	22,876,799	22,876,799	—
Money market	49,310,243	49,310,243	—
Total registered investment companies	380,186,978	380,186,978	—
Collective investment trust - stable value	50,150,621	—	50,150,621
PNM Resources, Inc. Common Stock Fund	8,744,264	8,744,264	—
Total investments measured at fair value	$439,081,863	$388,931,242	$50,150,621

PNM Resources, Inc. Retirement Savings Plan
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2012 and 2011
(7) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the amounts reflected in the Department of Labor Form 5500:

	December 31,
	2012	2011

Net assets available for benefits per the financial statements	$489,832,728	$449,297,776
Adjustment from contract value to fair value for fully benefit-responsive collective investment trust	2,789,419	2,322,295

Net assets available for benefits per the Form 5500	$492,622,147	$451,620,071

The following is a reconciliation of the net increase (decrease) in assets before transfers per financial statements to the amounts reflected in the Form 5500:

Year Ended
December 31, 2012

Net increase in assets before transfers per the financial statements	$40,534,952
Adjustment from contract value to fair value for fully benefit-responsive collective investment trust at December 31, 2012	2,789,419
Adjustment from contract value to fair value for fully benefit-responsive collective investment trust at December 31, 2011	(2,322,295)

Net increase in assets before transfers per Form 5500	$41,002,076

Schedule I

PNM Resources, Inc. Retirement Savings Plan
EIN 85-0468296, Plan No. 005

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2012

Identity of Issue		Description of Investment	Cost	Fair Value

	Vanguard Group:
*	Vanguard Wellington Fund	Registered investment company	**	$57,030,951
*	Vanguard Retirement Savings Trust	Collective investment trust	**	55,408,874
*	Vanguard Index Fund	Registered investment company	**	47,097,810
*	Vanguard PRIMECAP Fund	Registered investment company	**	46,823,713
*	Vanguard Prime Money Market Fund	Registered investment company	**	45,221,859
*	Vanguard Windsor II Fund	Registered investment company	**	26,691,855
*	Vanguard Target Retirement 2025	Registered investment company	**	25,291,735
*	Vanguard Target Retirement 2015	Registered investment company	**	25,028,826
*	Vanguard Target Retirement 2035	Registered investment company	**	15,018,484
*	Vanguard Target Retirement Income	Registered investment company	**	13,768,741
*	Vanguard Target Retirement 2045	Registered investment company	**	12,023,858
*	Vanguard Target Retirement 2020	Registered investment company	**	5,004,748
*	Vanguard Target Retirement 2010	Registered investment company	**	3,387,670
*	Vanguard Target Retirement 2030	Registered investment company	**	1,932,857
*	Vanguard Target Retirement 2040	Registered investment company	**	486,227
*	Vanguard Target Retirement 2050	Registered investment company	**	461,542
*	Vanguard Target Retirement 2055	Registered investment company	**	59,390
*	Vanguard Target Retirement 2060	Registered investment company	**	5,062
	PIMCO Total Return Fund	Registered investment company	**	42,565,160
	American Funds EuroPacific	Registered investment company	**	25,471,702
	Wells Fargo Advantage Discovery Fund Institutional	Registered investment company	**	16,632,225
	RS Partners	Registered investment company	**	6,879,089
*	PNM Resources, Inc. Common Stock Fund	Company stock fund	**	8,364,493

	Total investments			480,656,871

*	Notes receivable from participants	5.75% - 10.75%, maturing through November 2022	**	10,536,136

				$491,193,007

*	Represents a party-in-interest.
**	Participant-directed investment, cost not required.

EXHIBIT INDEX

Exhibit Number:

23.1	Consent of Moss Adams LLP.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

PNM RESOURCES, INC.
Retirement Savings Plan
(Name of Plan)

Date: June 26, 2013	By:	/s/ Laurie S. Montfiletto
Laurie S. Montfiletto
PNM Resources, Inc.
Vice President, Human Resources